Filed by Galileo Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Galileo Acquisition Corp.

Commission File No.: 001-39092

Date: September 24, 2021

The following transcript (this “Transcript”) corresponds to an IPO Edge Fireside Chat with Shapeways, Inc. (“Shapeways”)’s Chief Executive Officer, Greg Kress, and Jarrett Banks and Alexandra Lane of IPO Edge, on September 21, 2021, a copy of which has been posted to finance.yahoo.com’s website at as of the date above.

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Jarrett Banks, Editor-at-Large - IPO Edge: Hello, and welcome to another, IPO Edge Fireside Chat. I'm your host Jared Banks Editor at Large here at IPO Edge. I

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Jarrett Banks, Editor-at-Large - IPO Edge: I'll be joined by my colleague Alexandra Lane Multimedia Editor at IPO Edge and today we have an exciting event for you, with the CEO of Shapeways. Which plans to merge with Galileo Acquisition Corp. that's (NYSE:GLEO), a SPAC, and this is a digital manufacturing company.

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Jarrett Banks, Editor-at-Large - IPO Edge: That has some very, very interesting things to talk about, but before we get into that let's just go through some quick housekeeping.

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Jarrett Banks, Editor-at-Large - IPO Edge: One of the things that we like about these events is the ability for viewers, to ask the CEOs questions, and you can do that by submitting them through the zoom portal.

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Jarrett Banks, Editor-at-Large - IPO Edge: Or emailing Editor @IPO-Edge.com, if you can't watch the whole event, it will be available about an hour after the live event finishes on IPO-Edge.com.

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Jarrett Banks, Editor-at-Large - IPO Edge: Now this company again is merging with a SPAC and we do encourage everyone who owns shares of Galileo. To vote ahead of the virtual meeting that is going to be on Tuesday September 28th at 10am, you can see the link there if you want to go ahead and go to that or, if you have any questions you can call Morrows Odali at 800-662-5200-or email GLEO.info@investor.morrowsodali.com.

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Jarrett Banks, Editor-at-Large - IPO Edge: Before we meet the CEO Greg Kress just want to point out a little chart here from our friends here at Sentieo mentions of digital manufacturing in corporate materials have been through the roof, as you can see, over the last 10 years and, with that I'll bring in Greg.

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Greg Kress, CEO - Shapeways: Hello everyone Thank you so much for hosting me today it's glad to talk with you all at IPO edge and the audience.

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Jarrett Banks, Editor-at-Large - IPO Edge: Thanks, for being here Greg let's get into a little bit about your background and then maybe just a general overview of the company.

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Greg Kress, CEO - Shapeways: Yeah well, thank you very much, my name is Greg Kress and the CEO Shapeways.

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Greg Kress, CEO - Shapeways: I come from, about 10 years with various GE industrial businesses where I started as a mechanical engineer, and then moved into manufacturing.

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Greg Kress, CEO - Shapeways: And then took over commercial roles and different product and P&L roles lived internationally across a lot of the big infrastructure, businesses inside of GE.

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Greg Kress, CEO - Shapeways: I then moved on and actually lead a venture back startup in the ED tech space where we saw a tremendous amount of growth.

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Greg Kress, CEO - Shapeways: As we democratized access to amazing educational services in the US to emerging markets, and then you know as a as I moved on in my to the next step in my career, you know, we had.

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Greg Kress, CEO - Shapeways: Overlapping investors and I was introduced to Shapeways and I saw an opportunity to really help further the strategy of the business, and so I joined the company about four years ago.

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Greg Kress, CEO - Shapeways: And if we want to give you a little bit overview of the company, before we jump right into it, Shapeways is the leader in the digital manufacturing space, we offer our customers access to.

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Greg Kress, CEO - Shapeways: On demand manufacturing, services that are really powered by our proprietary purpose build software and we enable our customers to access.

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Greg Kress, CEO - Shapeways: Industrial grade additive manufacturing from start to finish, you can get started as simple as uploading a digital file and we’ll turn it into a physical product within days.

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Greg Kress, CEO - Shapeways: So we provide access to this idea of low volume high mix manufacturing and we do it at a very competitive rate and the way the way they're able to do that it's such a great ROI is really because of, of our software and I'm sure we'll talk more about that today.

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Jarrett Banks, Editor-at-Large - IPO Edge: That's a great introduction Greg I'm going to hand it over to my colleague Alexandra and I'll be back a little bit later in the program.

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Alexandra Lane - Multimedia Editor - IPO Edge: Great thanks Jarrett, and great to have you on Greg. So let's start a bit with this state of the industry report that Shapeways recently issued.

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Alexandra Lane - Multimedia Editor - IPO Edge: What do you think is most useful for, you know investors listening in right now, to know from that report, and how do these insights impact your market and Shapeways in particular.

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Greg Kress, CEO - Shapeways: Yeah, so Shapeways has serviced over a million customers with our additive manufacturing, services and so.

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Greg Kress, CEO - Shapeways: We reached out and we identified 300 very qualified individuals right, to provide a little bit of a voice.

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Greg Kress, CEO - Shapeways: And the state of the industry, and so this included everything from mid-sized manufacturers.

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Greg Kress, CEO - Shapeways: Or individuals and specific, as you know, segments that are really engaged in adopting additive manufacturing, and so this include.

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Greg Kress, CEO - Shapeways: Include the automotive, and aerospace, robotics, medical and industrial type verticals and customers and.

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Greg Kress, CEO - Shapeways: You know, ultimately, they provided us a lot of incredible feedback that helped influence and prioritize a lot of the things that we do inside of Shapeways and you know I think we looked at.

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Greg Kress, CEO - Shapeways: The overall adoption of digital manufacturing a few things really came up as.

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Greg Kress, CEO - Shapeways: As feedback throughout the process, and one was there's a handful of very significant changes happening in the industry and one.

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Greg Kress, CEO - Shapeways: You know customer expectations over the last several years for the demand for higher levels of quality and more sustainable solutions and the, the ability to modify designs on a more.

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Greg Kress, CEO - Shapeways: Frequent basis and implementing customization or personalization into the design have all been continuously becoming more and more important to our customer base and so obviously additive manufacturing becomes a very positive or a powerful solution to enable those type of applications.

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Greg Kress, CEO - Shapeways: You know, obviously the COVID and the pandemic related supply chain disruptions that took place over the last 12-18 months.

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Greg Kress, CEO - Shapeways: Was very top-of-mind, you know over almost 90% of the people that we polled spoke about how this is really helping accelerate.

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Greg Kress, CEO - Shapeways: The adoption of additive manufacturing, the adoption of digital manufacturing to really help customers fix and.

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Greg Kress, CEO - Shapeways: Kind of overcome some of those challenges, and then you know another thing I would say is, as we look through the results, I think the survey really spoke to the need.

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Greg Kress, CEO - Shapeways: That customers are asking for and it's this desire to move beyond mass production and.

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Greg Kress, CEO - Shapeways: Being committed to a design and huge inventory quantities and big upfront investments and being able to get access to very high quality on demand manufacturing for low volume.

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Greg Kress, CEO - Shapeways: And being able to do that in a very scalable way and so all of those things kind of help influence the vision of where we're taking the company and those are challenges that Shapeways digital manufacturing platform actually helps us solve.

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Alexandra Lane - Multimedia Editor - IPO Edge: Yeah you know and just kind of researching Shapeways it, but it seems like you know your quality and customization and rapid order turnaround seems to be two really big value offerings can you.

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Alexandra Lane - Multimedia Editor - IPO Edge: Kind of expand on how you're differentiated from others, in the 3D printing and manufacturing space.

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Alexandra Lane - Multimedia Editor - IPO Edge: Give us a customer facing example.

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Greg Kress, CEO - Shapeways: Yeah that's a great example, and so you know additive manufacturing really serves two primary applications one is the idea of.

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Greg Kress, CEO - Shapeways: Low volume production, and so, whether that's rooted in a digital inventory where you're actually manufacturing parts after they've been ordered instead of having them sit on.

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Greg Kress, CEO - Shapeways: And in a physical inventory and being made to stock or there's the customization or inherent.

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Greg Kress, CEO - Shapeways: You know personalization inside of the design and whether that's a you know a good example is, we have a great customer that does personalized and customized knee braces.

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Greg Kress, CEO - Shapeways: For ACL injuries, and so they'll take an MRI scan and translate that into a digital file that is custom fit to that individual and we can manufacture that directly for that user.

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Greg Kress, CEO - Shapeways: And it can be an endpoint application and so rather than compromising on the design or the fit or the structure.

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Greg Kress, CEO - Shapeways: Of that brace you can get one specifically designed exactly for your needs, and so, and you can do it at a rate and the cost level is very comparable to what you would see with a mass produced brace.

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Greg Kress, CEO - Shapeways: And so, comparing those two you can get a much better application, so that's one and all that's really low volume because you're only going to make one of those braces that is unique to that individual.

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Greg Kress, CEO - Shapeways: The other is combining individual parts into one part that you know ultimately in assembly is typically manufactured by assembling multiple parts together and every point of assembly is actually a failure point.

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Greg Kress, CEO - Shapeways: And so there's a lot of limitations that engineers go through to think through, how do you go and design a part or an assembly, so that it can be.

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Greg Kress, CEO - Shapeways: Taken apart, or it can be made so that it doesn't fail and so additive allows a lot of those limitations to be removed.

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Greg Kress, CEO - Shapeways: It can allow you to manufacture one solid part without the idea of, you know, combining individual parts to make that assembly and so that makes the quality of the part much higher it serves a much better purpose.

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Greg Kress, CEO - Shapeways: And allows for a lower failure rate over time and so there's, those are really big areas where additive manufacturing can really serve our customers and so you see customers with inside Shapeways being able to access those types of industrial grade.

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Greg Kress, CEO - Shapeways: Additive manufacturing capability without.

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Greg Kress, CEO - Shapeways: Making huge capex investments and figuring out how you onboard this and bring this technology analysis and then, how do you run it efficiently and how do you get a cost model that would be equivalent to something that's, running at full scale production.

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Greg Kress, CEO - Shapeways: And so, those are the type of services that can really help offer to our customers.

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Alexandra Lane - Multimedia Editor - IPO Edge: Yeah, so speaking of customers and services, what will get to a bit about the future of 3D printing but what, what do you think Shapeways scope of.

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Alexandra Lane - Multimedia Editor - IPO Edge: Industry clientele is now, I guess, in other words what industry segments are Shapeways largest in service or most promising segments moving forward, can you, can you talk a little bit about that.

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Greg Kress, CEO - Shapeways: Yeah, so it costs, Shapeways has always historically been a self-service business we've never really had an aggressive outbound sales strategy and so we've grown word of mouth.

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Greg Kress, CEO - Shapeways: Engineers come to Shapeways and use us for our manufacturing services, and so we, that has created a very wide range of industries that we support and also types of customers that we support.

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Greg Kress, CEO - Shapeways: And so today inside of Shapeways we understand our top 250 customers incredibly well, we also know a lot about what.

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Greg Kress, CEO - Shapeways: Customers use for inside Shapeways and what you'll see is, we have a lot of customers that utilize Shapeways for digital inventory purposes or.

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Greg Kress, CEO - Shapeways: Either replacement parts, or rather than stocking high levels of quantity of parts, you also see a lot of products across industrial applications, medical applications.

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Greg Kress, CEO - Shapeways: Aerospace specifically in the drone space where you'll see a lot of everything kind of in the aerospace industry is relatively low volume so that allows for.

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Greg Kress, CEO - Shapeways: A good ROI associated with additive manufacturing. And then lastly, we see a lot of customers in the jewelry space because jewelry is such an expensive material.

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Greg Kress, CEO - Shapeways: Moving that to a digital inventory and producing those parts, whether it's a finished ring or pendant or something along those lines it's easier and much

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Greg Kress, CEO - Shapeways: Less expensive to produce those at one, at a time versus stocking up on every single ring size and every single design, and then hoping for your customer to go in deplete that inventory.

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Alexandra Lane - Multimedia Editor - IPO Edge: Yeah, that's super interesting out of the kind of the gamut that 3D printing covers everything from jewelry design to aerospace, what do you see, in particular, as the future of 3D printing and manufacturing.

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Greg Kress, CEO - Shapeways: Yeah, well, I think, first and foremost, you know there's been a tremendous amount of evolution that's taking place in the space over the last 10 years.

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Greg Kress, CEO - Shapeways: There's been a patent expiration that have taken place on some of the key legacy players.

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Greg Kress, CEO - Shapeways: Which is enabled a lot of new hardware innovation, so the people that make the physical printers they're creating.

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Greg Kress, CEO - Shapeways: New technologies that really open up a lot of opportunity and drive innovation to get faster print speeds and to get more precise printing.

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Greg Kress, CEO - Shapeways: Printing and manufacturing requirements and they've also adopted an open material model which has really enabled.

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Greg Kress, CEO - Shapeways: Third party chemical companies to generate new materials that can be put on to those and used by those platforms, or those hardware.

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Greg Kress, CEO - Shapeways: And so what you see is a tremendous amount of investment in the big chemical companies moving, you know, the couple hundred materials that are 3D printable today to thousands of materials that are on the roadmap.

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Greg Kress, CEO - Shapeways: And you know that creates exponential end part applications where now you finally have engineers that have access to.

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Greg Kress, CEO - Shapeways: Hardware that's now meeting their needs and materials that now meet the requirements of a finished part, and then you can see the adoption by engineers really across the space and that convergence with this idea of digitizing the end-to-end manufacturing flow.

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Greg Kress, CEO - Shapeways: Allows for engineers to get access to this really innovative technology and materials, but be able to do it in a very low volume way where they don't have to make huge commitments and, and Shapeways is the convergence of those two where we're enabling.

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Greg Kress, CEO - Shapeways: Typically we're enabling people to get access to industrial grade additive manufacturing at price levels that they would never be able to compete with at a cost level if they were to insource this.

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Greg Kress, CEO - Shapeways: Themselves, and we can do that because of the software that we have that runs and operationalizes our business is really our operating system and because of the volume and mix it actually flows through Shapeways it is really are two big competitive advantage.

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Alexandra Lane - Multimedia Editor - IPO Edge: All right, let's talk about a bit more about going public now and again we'd invite would extend an invitation to our audience to keep submitting.

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Alexandra Lane - Multimedia Editor - IPO Edge: Some questions for Greg to answer a little later on, but Greg tell us a bit why Shapeways is going public now, why you chose this back deal with Galileo, instead of a traditional IPO.

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Greg Kress, CEO - Shapeways: Yeah, so great question I get asked it a lot by investors, you know, last year we started to pursue additional rounds of capital for the business, you know.

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Greg Kress, CEO - Shapeways: You know, if we take a step back, Shapeways is a very well positioned business to scale our growth.

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Greg Kress, CEO - Shapeways: We spent a lot of time and energy, building a strong foundation, we have a very scalable software platform and the ultimately, we wanted to invest in that to scale it further and so as we looked at private and public capital.

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Greg Kress, CEO - Shapeways: We were pulled more towards the public capital for really two reasons.

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Greg Kress, CEO - Shapeways: One, there's a tremendous amount of public validation that comes along with being a publicly traded company and that allows us to move.

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Greg Kress, CEO - Shapeways: Up our chain of customers to more Fortune 500 customers that are looking for those types of validation metrics to become part of our [inaudible].

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Greg Kress, CEO - Shapeways: To use our services, and so we see that again and again, and we see a huge opportunity to continue to acquire those types of companies and the public validation goes a long way.

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Greg Kress, CEO - Shapeways: The second piece is, a part of our growth strategy is, we want to expand the manufacturing capabilities that we offer our customers today, and today we cover.

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Greg Kress, CEO - Shapeways: Roughly 15% of the materials that are really in the market right now, focus primarily on palmer's or high performance plastics, and so we see a big opportunity to go invest in a new.

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Greg Kress, CEO - Shapeways: Geographical footprint, certifications, materials, finishes and hardware technologies to go and expand our offering to the customer and.

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Greg Kress, CEO - Shapeways: We can do that two different ways, you can organically go do that, which requires a lot of capital and capex spend and building out those capabilities and what you'll see in our management presentation.

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Greg Kress, CEO - Shapeways: Is that organic plan of rolling out a machine bringing on volume and replicating that process over the next five years.

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Greg Kress, CEO - Shapeways: The other way that we can do that, and the way that we can accelerate that, is through.

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Greg Kress, CEO - Shapeways: The consolidation of the very fragmented industry that we're in today. There's a hundreds of small niche additive manufacturers out there, right now, that do what we do.

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Greg Kress, CEO - Shapeways: Yet they're pure play manufacturers they're not digitize that are much lower gross margin and.

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Greg Kress, CEO - Shapeways: A very much narrower level of capability that they offer their customers, but if we were to aggregate some of those together, we could accelerate some of the build.

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Greg Kress, CEO - Shapeways: Organic rollout of manufacturing capabilities that we're looking to do over the next several years and so will be complementing those two together, and as we go to become a public company.

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Greg Kress, CEO - Shapeways: Being a public company gives us a lot more flexibility with how we can structure those deals across cash, debt and equity.

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Greg Kress, CEO - Shapeways: it's a lot harder to do those types of creative deals as a private company, just because private companies are looking for some level of equity, and so this allows us to go and take advantage of being a public company to do some of that consolidation work.

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Alexandra Lane - Multimedia Editor - IPO Edge: Yeah, and you know you just touched on a lot of the you know, as you say validation metrics for how going public will help you as a company. Is there anything you'd like to add.

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Alexandra Lane - Multimedia Editor - IPO Edge: Kind of along those same lines, about how being publicly traded will help you competitively, maybe offer up some of the numbers that are driving the equity value creation?

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Greg Kress, CEO - Shapeways: Yeah, and so like we take a step back, and think about how Shapeways got to where we are now, you know Shapeways is.

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Greg Kress, CEO - Shapeways: Able to achieve significantly higher gross margins than what you would typically see in the space and the way we do that is by removing a lot of the excess labor automating a lot of our processes.

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Greg Kress, CEO - Shapeways: And enabling our software to do the work on how we do our manufacturing and how we combine orders across customers and get the most.

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Greg Kress, CEO - Shapeways: Asset utilization as possible, and then we do that all with very high quality, because we have tight controls around the whole process and so Shapeways is able to achieve significantly higher gross margins.

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Greg Kress, CEO - Shapeways: Than our competitors and that allows us to really be differentiated.

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Greg Kress, CEO - Shapeways: Now, as we go and take the company public what we have the opportunity to do is go and accelerate that a lot further right, the capital infusion that will be getting as part of this process we've secured a $75 million pipe led by Miller Value Partners, Desktop Metal and Heights Capital.

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Greg Kress, CEO - Shapeways: Supported by our internal investors that we've raised from a venture capital perspective, this would include Lux Capital and Union square Ventures and INKEF, out of the Netherlands, and Andreessen Horowitz.

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Greg Kress, CEO - Shapeways: These are investors that have been supporting Shapeways for very long time, and not only are they staying in the transaction, but they are rolling over and so.

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Greg Kress, CEO - Shapeways: That pipe is incredibly valuable to us, then of course we have the Trust, so there's $139 million Trust associated with Galileo.

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Greg Kress, CEO - Shapeways: Of course we have to work through redemptions over the next two weeks, but in reality that, a portion of that will be used by Shapeways and that provides us with a, a really strong foundation of capital to go and execute on the ideas that we've laid out in our plan.

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Alexandra Lane - Multimedia Editor - IPO Edge: Yeah, and so you know talking a bit more about growth and enterprise valuation what else contributes to, you know, Shapeways future growth and innovative opportunities?

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Greg Kress, CEO - Shapeways: Yeah, so use the proceeds for us that really drive our growth goes to four things, one is the expansion of materials.

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Greg Kress, CEO - Shapeways: And manufacturing capabilities that we offer our customers today and so over the next five years you'll see us spending about $100 million dollars in capex to go fuel that expansion.

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Greg Kress, CEO - Shapeways: There's a physical product roadmap behind-the-scenes that goes helps and support that.

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Greg Kress, CEO - Shapeways: We're focused heavily right now and moving into industrial metals, to really take over the other part of the market that we're not supporting today.

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Greg Kress, CEO - Shapeways: So that's one and that's where we can accelerate some of that with M&A activity.

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Greg Kress, CEO - Shapeways: The second piece of our expansion is really moving us beyond just a self-service business and helping build out our go to market strategy in a more robust way.

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Greg Kress, CEO - Shapeways: We've started to post roles and resources around helping our go-to-market strategy with business development and outbound go-to-market resources.

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Greg Kress, CEO - Shapeways: That will align with the big hardware and mature OAMs and become a strong down sell solution with them and, as we start to provide their services through finished part production.

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Greg Kress, CEO - Shapeways: We're also expecting to use proceeds to expand our manufacturing capability, we talk about our part envelope, and right now we only offer additive manufacturing, yet.

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Greg Kress, CEO - Shapeways: There's a few other public comparables in the space that also offer cnc services, injection molding, sheet metal and we know that.

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Greg Kress, CEO - Shapeways: Our customer share of wallet includes those other technologies, and we have the opportunity to offer these services through our out, outsourced supply chain partners.

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Greg Kress, CEO - Shapeways: To be able to capture more share of wallet from our existing customer base and then the last use of proceeds is actually taking the software platform that we have today and commercializing that.

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Greg Kress, CEO - Shapeways: We’ll be bringing this to market and Q4, but you know Shapeways over the last 10 years has invested over 100 billion dollars digitizing.

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Greg Kress, CEO - Shapeways: Our end-to-end manufacturing process and what we can do is deploy that technology to other manufacturers to enable them to see the same benefits that Shapeways fast.

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Greg Kress, CEO - Shapeways: And so we have the opportunity to provide a suite of technology and software to other manufacturers to make them more accessible and move them online.

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Greg Kress, CEO - Shapeways: To automate and digitize their end-to-end manufacturing processes which enable them to get.

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Greg Kress, CEO - Shapeways: More productivity, lower labor models, higher asset utilization, better material models.

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Greg Kress, CEO - Shapeways: And then, lastly, we have the opportunity to create an ecosystem, where we can leverage each other's capabilities, rather than always having to spend capex to go and provide those capabilities to our customer set.

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Greg Kress, CEO - Shapeways: And so we're really excited about those four things with those things will be growth drivers for our business over the next five years.

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Alexandra Lane - Multimedia Editor - IPO Edge: Yeah, that's great you know, and you would help you alluded, a little bit earlier to some actually positive ways that the COVID.

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Alexandra Lane - Multimedia Editor - IPO Edge: You know pandemic has affected Shapeways business. Can you expand a bit of more about how your growth and performance was affected by coronavirus and how the delta and, or other, you know potential virus variants might affect your outlook as well.

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Greg Kress, CEO - Shapeways: Yeah, you know one we were impacted by COVID just like everybody else.

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Greg Kress, CEO - Shapeways: I would say, you know Shapeways weathered that storm better than a lot of our other public comparables, so we feel really proud of our ability to adjust quickly and kind of respond to it.

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Greg Kress, CEO - Shapeways: A couple of things happened, one we still saw growth in our top 250 customer set, and so our top 250 customers, even through COVID grew.

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Greg Kress, CEO - Shapeways: During that timeframe, but as a business as a whole, we did see some shrinkage right, and so a lot of projects stop, a lot of customers were impacted, and so we did see a drop in volume year over year.

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Greg Kress, CEO - Shapeways: With that being said, it also opened up a tremendous amount of opportunities for us, we moved into supporting the industry for replacement parts and face shields and.

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Greg Kress, CEO - Shapeways: Door handles for hospitals and even moved as far into, you know nasal, so we're working through nasal swabs getting good manufacturing.

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Greg Kress, CEO - Shapeways: Practice approval from the FDA and so you know, there was a lot of things that we're doing to kind of lead, support the industry, but I would say the biggest thing that happened is it kind of forced.

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Greg Kress, CEO - Shapeways: Customers of Shapeways, or potential customers of Shapeways to really take a step back and rethink their supply chain.

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Greg Kress, CEO - Shapeways: Across the board, everyone was really negatively impacted by supply chain shortages and having a very rigid supply chain that wasn't able to be agile enough to respond to the changing.

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Greg Kress, CEO - Shapeways: Impacts that were happening in the market, and I think Shapeways is a great solution for that, and so what we've been seeing a lot more in this space is.

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Greg Kress, CEO - Shapeways: New customers coming with, “Hey we want to have redundancy in our supply chain, we want to have more ....

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Greg Kress, CEO - Shapeways: More agility in our supply chain.” I think over time, this isn't a light switch, but over time you'll see more and more adoption of some of these more digital manufacturing solutions to go and provide risk mitigation in future issues.

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Greg Kress, CEO - Shapeways: And then the last point of your question, unfortunately COVID is not over, this is still happening on a daily basis or so we are all facing challenges associated with this, there's a new variants.

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Greg Kress, CEO - Shapeways: That's constantly coming up, and I feel like this is going to be able to have a lingering effect, and I think, from a business perspective on the positive side, this will continue to force people to readjust.

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Greg Kress, CEO - Shapeways: Their supply chains and think about more agility and use services like Shapeways.

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Greg Kress, CEO - Shapeways: And then on the negative side, it’s something we continue to face right, and so we have, we've done we've taken all the proper precautions we've.

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Greg Kress, CEO - Shapeways: Done all the things that we can to minimize the impact that we could on business and we're going to maintain those types of levels of safety requirements inside of our facilities to ensure that we are as proactive, as we possibly can.

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Alexandra Lane - Multimedia Editor - IPO Edge: Yeah, and you know let's talk a little bit about some of those other comparables back deals that you had also alluded to, they have very impressive growth multiples.

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Alexandra Lane - Multimedia Editor - IPO Edge: Fathom, additive companies like that. So tell us about the opportunity for Shapeways in terms of these comps you've recently said, you want to grow Shapeways to $400 million in revenue in five years.

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Alexandra Lane - Multimedia Editor - IPO Edge: You've touched on those growth levers a little bit, but just tell us about what differentiates Shapeways in terms of this in this space?

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Greg Kress, CEO - Shapeways: Yeah, it's a great question. You know Shapeways was a little bit earlier than some of the other players in the space and so as we went to market and priced our deal.

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Greg Kress, CEO - Shapeways: We focused on some of the legacy players with much lower growth rates associated with us, but from a multiple perspective, we also anchored our multiple on.

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Greg Kress, CEO - Shapeways: 2022 Revenues. And so when we look at 2022 revenue right now, Shapeways is priced at a 4.9 X multiple on our 22 revenue.

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Greg Kress, CEO - Shapeways: Based on our projections, and if you compare that against some of the other players that have recently come to market.

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Greg Kress, CEO - Shapeways: Whether through a traditional IPO or through a SPAC you'll see multiples dramatically higher than that right, and so you'll see multiples that are double and so.

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Greg Kress, CEO - Shapeways: Ultimately, what the way we think about this is, if we were all working to exit the business right now, that would be a challenge right, but in reality.

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Greg Kress, CEO - Shapeways: My investors are, if anything, doubling down on this space and so we're really looking at the long term trajectory of the stock and we'll see a rewriting of it, over time, as the business performs.

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Greg Kress, CEO - Shapeways: But we also see this as a really strong investment opportunity for, for potential investors and so.

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Greg Kress, CEO - Shapeways: We welcome them to take a look at the stock and compare the company against the other players in the space, and I think what they’ll find is that this is a really compelling investment opportunity.

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Alexandra Lane - Multimedia Editor - IPO Edge: Yeah, that's certainly compelling. We've got a few more questions before we open it up to some questions from the audience.

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Alexandra Lane - Multimedia Editor - IPO Edge: But there seems to be an advantage to buying versus building in terms of to achieve growth in digital manufacturing, in particular, so what else should investors know about Shapeways approach.

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Greg Kress, CEO - Shapeways: Yeah, and I think there's a couple things, one M&A could be a very powerful tool for businesses to drive growth, I think it comes down to.

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Greg Kress, CEO - Shapeways: Is it complementary to their business and what does that long term trajectory look like, and if we take a step back and we look at Shapeways core business today we're providing manufacturing, services at 55% gross margin internally.

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Greg Kress, CEO - Shapeways: And so, when we compare that against the other players in the space that are non-digitized you'll find that these are pure play additive manufacturers that don't pan,.

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Greg Kress, CEO - Shapeways: Command nearly the multiple that Shapeways will because Shapeways is perceived, it is a software company right, we should be obtaining those digital manufacturing multiples.

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Greg Kress, CEO - Shapeways: And so, as we look at those other players in the space not only can Shapeways create a lot of shareholder value through acquisitions and, and bringing them together, but we can also create a tremendous amount of value for that other business.

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Greg Kress, CEO - Shapeways: By digitizing them and rolling out and helping them improve their gross margins from the 20 to 30% gross margins is that they're achieving today to.

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Greg Kress, CEO - Shapeways: The levels that Shapeways has been able to achieve on our own. And so, those are some of the things that enable us to create a lot of value through this M&A strategy and it's.

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Greg Kress, CEO - Shapeways: In the way we're prioritizing it we've filtered through hundreds of different opportunities to identify our top targets.

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Greg Kress, CEO - Shapeways: And those top targets are really focused around businesses that will accelerate our footprint, so that we're closer to our customer.

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Greg Kress, CEO - Shapeways: They will accelerate the hardware that we offer our customers, the materials and finishes that we have and the certifications that we're planning to deploy.

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Greg Kress, CEO - Shapeways: And so, this is just another way for us to shift that capex spend to M&A and help accelerate that even faster and then we'll supplement that with additional capex spend as those businesses grow as well.

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Greg Kress, CEO - Shapeways: But we see a tremendous amount of opportunity to not only help those businesses improve their own capabilities through digitization, but we also have the opportunity, create a lot of shareholder value.

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Alexandra Lane - Multimedia Editor - IPO Edge: Yeah, that's great and Greg you seem like an optimist, I should say a pragmatic optimist, what kind of challenges, do you see ahead and how do you plan to overcome those challenges.

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Greg Kress, CEO - Shapeways: Yeah, that's a great question, I think one that the industry manufacturing is hard, so we should say that right like these are not really simple things to do, and so.

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Greg Kress, CEO - Shapeways: We have a now but Shapeways has been able to achieve these types of challenges and overcome these challenges in the past we've deployed.

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Greg Kress, CEO - Shapeways: Over 11 different additive technologies we've deployed over 90 different materials and finishes.

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Greg Kress, CEO - Shapeways: We produce over 21 million unique parts and deliver them to over a million customers in 160 countries. This is proven high quality additive manufacturing.

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Greg Kress, CEO - Shapeways: And Shapeways has the ability to continue that journey and the way I look at this capital is just the next chapter, it opens up more opportunity for us to continue to support our customers and deploy capital to drive growth and so.

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Greg Kress, CEO - Shapeways: As we think about the challenges manufacturing's hard you know we will have some technologies that perform better than others, some materials that perform.

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Greg Kress, CEO - Shapeways: Are better than others, we have multiple ways to win our growth strategy, and so, if you look at our management presentation.

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Greg Kress, CEO - Shapeways: There's multiple growth lines with multiple ways to win and we’ve supplemented that strategy with different risk mitigations and so we feel like we can overcome a lot of that.

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Greg Kress, CEO - Shapeways: And we're really optimistic about the overall market in general, so as you see, more and more adoption of additive manufacturing new technology innovation, new material innovation that's all a lot of wind at Shapeways back, and so you combine those things together, and I think.

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Greg Kress, CEO - Shapeways: We're disrupting a huge market in manufacturing and so there's a lot of opportunity for a lot of people very successful.

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Alexandra Lane - Multimedia Editor - IPO Edge: Yeah, you know you just touched on a little bit of it, you're planning to close the deal in Q3. Can you tell us a bit of what else is next?

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Greg Kress, CEO - Shapeways: Yeah, so we are closing the deal, the vote is on September 28th we will, you know, be going public, from a process perspective and slightly after that.

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Greg Kress, CEO - Shapeways: And then we'll be off to the races and, as I mentioned before there's four primary use of capital, we will be focused heavily on.

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Greg Kress, CEO - Shapeways: Continued rollout of additional manufacturing capability right now we're very focused on industrial metals and that'll take the next 12 months for us to fully deploy.

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Greg Kress, CEO - Shapeways: A lot of those technologies over the next several months, We've gotten started already with some of those technologies in House but there's a lot more investment that we want to do to grow and scale it further.

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Greg Kress, CEO - Shapeways: The second thing is building up that go to market we've already started hiring in here but there's a lot of additional higher need to do to go and execute on our plan.

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Greg Kress, CEO - Shapeways: Next year will also start supporting traditional manufacturing from a software perspective. We're testing this in the market, right now, and we've been getting using our existing customer base and our existing supply chain to go and support.

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Greg Kress, CEO - Shapeways: More of these traditional manufacturing processes and the last is our software and our software goes to market in Q4. And so those are the things that will be focused on to the next, several years.

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Greg Kress, CEO - Shapeways: And you know that's the primary use of capital, as we do it, and so we're off to the races and working on executing as fast as we can.

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Alexandra Lane - Multimedia Editor - IPO Edge: Well that's all really great relevant information. Let's open it up now to the audience. I'm going to throw it back to my colleague, Jarrett, to commander this section, take it away.

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Jarrett Banks, Editor-at-Large - IPO Edge: Thanks Alexandra, yes we've got a lot of great questions from the audience so let's get right into it.

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Jarrett Banks, Editor-at-Large - IPO Edge: Now here's one, it seems that there was a lot of excitement about 3D printing several years ago, but it seemed to fizzle out. Is there something different, about the latest technology that makes it a better business?

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Greg Kress, CEO - Shapeways: Yeah, that's a great question. I think what, maybe, if you experience part of the hype cycle on the original rollout of additive manufacturing, several years ago.

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Greg Kress, CEO - Shapeways: There was definitely a disconnect between maybe your customer expectations or finished product expectations needed to be versus.

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Greg Kress, CEO - Shapeways: Where the technology was then. But you'd be amazed, the level of additive manufacturing parts that you probably interact with on a regular basis.

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Greg Kress, CEO - Shapeways: The level of innovation that's taking place on the technology and hardware side the material innovation has really unlocked tremendous amount.

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Greg Kress, CEO - Shapeways: Of end part applications that maybe were never accessible, a few years ago, and so you'll see more and more of that innovation over time and then.

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Greg Kress, CEO - Shapeways: The second thing is we've also made huge strides in digitizing manufacturing, because when you think about additive it's typically manufacturing one or two parts at a time and.

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Greg Kress, CEO - Shapeways: And what Shapeways software, does it allows us to digitize and remove a lot of the excess waste that's in that process.

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Greg Kress, CEO - Shapeways: And it allows us to consolidate orders across different customers and you know hundreds of customers or thousands of parts are all being built and manufactured, at the exact same time.

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Greg Kress, CEO - Shapeways: In with very, very tight controls around quality and allows us to give access to a cost structure.

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Greg Kress, CEO - Shapeways: That is at full volume right, and so it allows us to pass along those savings in the form of price to our customers set and so they're able to upload a file and get that additive manufacturer with an industrial grade technology with amazing materials.

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Greg Kress, CEO - Shapeways: In a very, very competitive price against traditional manufacturing. And so those are some of the things you see today that didn't exist in the past and s and Shapeways has been doing this for a long time we've been working on our software platform for over 10 years.

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Greg Kress, CEO - Shapeways: And that's how we've gotten, to the point that we are today and, and I expect continued improvements over time right we're continuing to work on enabling our.

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Greg Kress, CEO - Shapeways: Software platform to continue to pull out price and to continue to remove waste and, as we see that not only will that translate into additional gross margin, but it'll enable us to even further be competitive on, from a pricing perspective.

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Jarrett Banks, Editor-at-Large - IPO Edge: Right here's another one. You have 88% repeat revenue, why are your customers so sticky?

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Greg Kress, CEO - Shapeways: Yeah, it's a great question, and so, when you come to Shapeways and you upload a digital file we instantaneously create a digital inventory, on your behalf, and so you then can go and integrate that digital inventory using.

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Greg Kress, CEO - Shapeways: Shapeways API into whatever you're using to go run and operate your business and whether that's an erp platform or netsuite or bi platform.

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Greg Kress, CEO - Shapeways: Or it's a out-of-the box selling platform like Shopify, Etsy, Amazon. Shapeways allows you to integrate directly into our services and so as you're going and selling your products over time, you are able to.

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Greg Kress, CEO - Shapeways: Instantly price those orders for Shapeways on an ongoing basis, and so we don't require our customers to batch orders or anything like that what we do is we enable them.

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Greg Kress, CEO - Shapeways: To place, you know some of our customers with hundreds of orders a day, through our through our API and what that does is it creates a.

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Greg Kress, CEO - Shapeways: Very sticky customer base, and then we deliver very high quality parts right, you know Shapeways has delivered you know 99% on time delivery with less than 1% complaint rate.

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Greg Kress, CEO - Shapeways: Across a wide range of technologies and materials and so combining that high quality manufacturing with this deeply integrated process.

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Greg Kress, CEO - Shapeways: We're not giving our customers any excuses to leave us, and so, as you see their businesses.

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Greg Kress, CEO - Shapeways: Grow over time and they expand the materials and technologies and part that they're developing with Shapeways.

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Greg Kress, CEO - Shapeways: You'll see those customers grow and there's some great customer growth stories when you look at the Shapeways management presentation, I would encourage anybody on the call to go to Shapeways.com.

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Greg Kress, CEO - Shapeways: And take a look at that presentation that really talks to some of the growth stories that you see across major customers in the verticals that we support.

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Jarrett Banks, Editor-at-Large - IPO Edge: Fantastic you touched on M&A a little bit here's one: Is there room for consolidation in your sector that would make M&A a smart strategy?

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Greg Kress, CEO - Shapeways: Yeah there's a ton of fragmented players in our space, and these are small niche additive manufacturers that really span the globe and they do typically what you'll see with a niche additive manufacturer.

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Greg Kress, CEO - Shapeways: One or two technologies, one or two materials and finishes so very narrow level of capabilities and they kind of force their customers to use that.

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Greg Kress, CEO - Shapeways: With that being said, those are additional capabilities that we would love to have inside Shapeways, then we can make that customer much that that.

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Greg Kress, CEO - Shapeways: Acquisition target much, much more efficient by deploying our software to them, and so that combination allows for a lot of value creation.

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Greg Kress, CEO - Shapeways: Over time, and so we see a tremendous amount of opportunity, and you know because Shapeways is a leader in the space, not only do we have very close relationships with most of the other manufacturers in the space where they already use us for some things today.

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Greg Kress, CEO - Shapeways: We have the opportunity to go and really take advantage of that and bring everyone together and create a much larger organization that can go and help a broader customer said.

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Jarrett Banks, Editor-at-Large - IPO Edge: Great Alexandra do you have one.

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Alexandra Lane - Multimedia Editor - IPO Edge: Yeah here's a question that speaks to your sales model and your salesforce: How big is your salesforce and how long is the sales cycle to obtain and close new clients? What types of clients over the next few quarters would be most relevant in this cycle?

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Greg Kress, CEO - Shapeways: Yeah that's great question so today Shapeways self-service business, so we don't have an outbound sales team, but we do have an internal manageed accounts organization that goes and supports.

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Greg Kress, CEO - Shapeways: That installed book of business that we do have. Now with that being said, part of our use of proceeds is leaning into more of an outbound sales strategy and so.

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Greg Kress, CEO - Shapeways: What we have outlined in our management presentation is investment in those areas to go in and support those types of customers and we've already started a lot of that work already.

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Greg Kress, CEO - Shapeways: In anticipation for the close of our deal. And so we've been starting to see that and test those ideas with a, and we're excited to see the results.

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Greg Kress, CEO - Shapeways: As we go out there's really four verticals that are really adopting additive or really evaluating additive.

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Greg Kress, CEO - Shapeways: One is aerospace just in general, this is mostly local new manufacturing and there's a lot of use cases here.

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Greg Kress, CEO - Shapeways: The second is industrial specifically as you start to think about jigs and fixtures but then also this idea of digital inventory, where you start to remove a lot of that stock.

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Greg Kress, CEO - Shapeways: That just sits on shelves and can be replaced with the digital inventory and manufactured on demand.

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Greg Kress, CEO - Shapeways: And the third is in medical and medical in general is prime for very high levels of personalization whether it's eyewear or hearing aids or orthotics or, or braces or splints these are things that should be designed specifically to the user.

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Greg Kress, CEO - Shapeways: And the user should not have to compromise by using a, you know, a more generic design, and so the additive manufacturing enables us to do better.

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Greg Kress, CEO - Shapeways: From a product perspective and you'll see more and more adoption of that over time and then the last is in automotive and.

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Greg Kress, CEO - Shapeways: You know automotive is spent a lot of time thinking about are there, specific assemblies that can be consolidated and drive improvements in the overall.

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Greg Kress, CEO - Shapeways: Performance of the individual part, and so what you've seen is.

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Greg Kress, CEO - Shapeways: You know, we do a lot of work with a tier one automotive suppliers and things like that is as they're starting to engage more and more, and so what we'll do at moving forward to spend more and more time supporting those types of industries as we go to market.

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Jarrett Banks, Editor-at-Large - IPO Edge: Right thanks Greg here's another one: I see you have very high labor efficiency stats is your technology, reducing the number of human workers needed?

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Greg Kress, CEO - Shapeways: I would say, you know ultimately we're trying to make it an efficient process and, if you think about the way the process works in a traditional manufacturer, you know there's.

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Greg Kress, CEO - Shapeways: Email that goes back and forth for weeks with a file and quoting the process we move all of that online and we do it instantaneously.

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Greg Kress, CEO - Shapeways: There's also a lot of manual work downloading files and uploading files and checking for manufacturing ability across different software platforms or technology we do all that automatically right.

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Greg Kress, CEO - Shapeways: Then there's also a lot of excess waste of like where to decide to move a part of where should you manufacture and see Shapeways software.

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Greg Kress, CEO - Shapeways: Takes the four to 6000 parts that come into Shapeways on the day to day basis in automatically allocates that outdoor supply chain.

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Greg Kress, CEO - Shapeways: Based on the requirements of the customer, but then also the capacity in the system and the capabilities of the system and so we're using software to make better decisions.

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Greg Kress, CEO - Shapeways: And then on the back end we're doing all of the our automating all of the pre production work and then we're enabling.

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Greg Kress, CEO - Shapeways: Better controls and process controls when it there is manufacturing interaction with.

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Greg Kress, CEO - Shapeways: The labor force, and so we enable that to be just a better process, and so you know we're not necessarily focus on removing labor we're.

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Greg Kress, CEO - Shapeways: Focused on removing the wasted activities and trying to provide a very efficient process, from start to finish.

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Greg Kress, CEO - Shapeways: And that allows somebody to upload a file to Shapeways and then get a physical product delivered them within 48 hours right and so that's an that's an achievement through a very complex set of processes, technologies.

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Greg Kress, CEO - Shapeways: That we're doing today, and so you know we have not been able achieve that are all materials and all technologies, but we are achieving that on some of our.

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Greg Kress, CEO - Shapeways: Processes, and you know, we think that there's a lot of opportunity for us to continue to innovate and drive improvement, where we'll see even further optimization but.

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Greg Kress, CEO - Shapeways: We wouldn't be replicable to meet that high level of quality at the cost structure that we have without leaning on software as much as we do.

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Jarrett Banks, Editor-at-Large - IPO Edge: Right.

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Jarrett Banks, Editor-at-Large - IPO Edge: Here's another one: Why did you choose Galileo and will any executives be on the board after the deal?

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Greg Kress, CEO - Shapeways: Yeah, so we chose Galileo after a competitive process of evaluating different SPAC sponsors, taking a step back and thinking about the process that you go through you really do.

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Greg Kress, CEO - Shapeways: Go and speak with a tremendous amount of sponsors, we had a bank supporting our process.

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Greg Kress, CEO - Shapeways: And we just thought the Galileo was a great fit for us, you know Shapeways has two manufacturing facilities one here in Long Island City in New York.

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Greg Kress, CEO - Shapeways: The other in Eindhoven, in the Netherlands, Galileo also has that bridge where half of their team sits in Europe, half of their team sits in the US.

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Greg Kress, CEO - Shapeways: They also come with a tremendous amount of M&A experience, so we thought that that would be important for them to understand the value of what M&A could do for.

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Greg Kress, CEO - Shapeways: For Shapeways and then third they’re a serial SPAC sponsor. They've had several very successful SPAC transactions and so as we were thinking about surrounding ourselves with a team.

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Greg Kress, CEO - Shapeways: Of individuals that really knew what they were doing we thought Galileo would be able to add a lot about you and all of those things have really come true through the process.

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Greg Kress, CEO - Shapeways: And then the second question, you would ask is like, are there any executives sitting on the Board, the new Board will comprise a combination of both Shapeways Board and the Galileo Board, and I will be sitting on the Board as well.

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Jarrett Banks, Editor-at-Large - IPO Edge: Right, I think Alexandra has another one.

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Alexandra Lane - Multimedia Editor - IPO Edge: Yeah this one, this question is related to the customer stickiness question a couple of minutes ago but uh: What percentage of your revenue is generated from new versus returning customers and is your revenue, mainly from parts manufacturing or from your software service?

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Greg Kress, CEO - Shapeways: Yeah, so all of our all of our revenue today is driven from our manufacturing, services, we have a small amount of revenue coming from the design partners that we've launched on our software platform and.

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Greg Kress, CEO - Shapeways: As you can see from our projections moving forward we'll start to see revenue coming from software.

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Greg Kress, CEO - Shapeways: Next year. Going back to the first part of your question 88% of our revenue in 2020 came from our install base, and this is a cohort model that looks at a combination of both.

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Greg Kress, CEO - Shapeways: Customer retention, average order value and purchasing frequency across our different customer cohorts and what we're doing looking at our growth models we're.

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Greg Kress, CEO - Shapeways: We're projecting those assumptions moving forward and so very similar performance what we've seen the past what we expect to see in the future, probably will improve on those but from a planning perspective.

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Greg Kress, CEO - Shapeways: We're projecting consistent assumptions.

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Greg Kress, CEO - Shapeways: As we move forward in our plan, and so you know right now that's really the profile of the business and what you'll see over time, as I think we'll see more new customer acquisition over time, as we start to build out and shift from self-service model to.

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Greg Kress, CEO - Shapeways: To a.

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Greg Kress, CEO - Shapeways: Focus on new customer acquisition more than we have in the past.

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Jarrett Banks, Editor-at-Large - IPO Edge: Greg could you tell us about the company's relationship with Desktop Metals? I know their investors in Shapeways.

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Greg Kress, CEO - Shapeways: Yeah, it's a great question, so Shapeways, a big part of our strategy was thinking about how are we going to start to deploy our industrial metals capability.

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Greg Kress, CEO - Shapeways: And so you know Shapeways, of course, is agnostic to the different hardware providers and material providers, you know, on the polymer side we have.

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Greg Kress, CEO - Shapeways: All of the major players on the hardware side and the material so side that we work, you know we're kind of Switzerland, we want everybody to be really successful we want to enable everyone.

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Greg Kress, CEO - Shapeways: As we started to think about that strategy on the metals side you can't get started, everyone, you have to start sequencing it in the right order, and so we were looking for a partner that thought about our go-to-market strategy in a very similar way.

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Greg Kress, CEO - Shapeways: And you know, in reality, Desktop Metal had already recently purchased Invision Tech and Invision Tech is a.

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Greg Kress, CEO - Shapeways: Partner that we have had on the polymer side for a very long time, and so this is really an expansion of what we.

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Greg Kress, CEO - Shapeways: What we're doing with Invision Tech and now we're just starting with industrial metals, and so this starts with the deployment of assets inside of Shapeways working together on go-to-market.

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Greg Kress, CEO - Shapeways: Solutions working together with customer applications but we see a tremendous amount of opportunity to get started here and there's a lot of work in front of us.

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Greg Kress, CEO - Shapeways: But we're off to a really, really good start so far.

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Jarrett Banks, Editor-at-Large - IPO Edge: Right. let's talk about software revenue which carries very high margins. Is there potential upside to your forecast to that segment?

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Greg Kress, CEO - Shapeways: Yeah, and so we take a step back and we look at our software revenue projections so far we've monetize our software four ways.

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Greg Kress, CEO - Shapeways: With our design partners we've had upfront implementation fees we've had ongoing licensing fees on a per user basis.

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Greg Kress, CEO - Shapeways: We've had a tape rate model where whatever's manufactured through the system Shapeways gets a take rate percentage associated with that.

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Greg Kress, CEO - Shapeways: And then, finally, all of the partners have been expanding their capabilities in using Shapeways manufacturing services, so inherently they're also driving manufacturing revenue back to Shapeways.

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Greg Kress, CEO - Shapeways: So if we think about that what we predicted and projected moving forward is that we will grow to over 2500 customers by 2025.

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Greg Kress, CEO - Shapeways: With an average spend between $3,000-$3,500 a month, and that that is a fraction of what we see in the market, we see a lot more customers there's millions of small manufacturers.

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Greg Kress, CEO - Shapeways: That could potentially become customers of Shapeways software and we know that their ability to pay is a lot higher than what we're predicting.

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Greg Kress, CEO - Shapeways: With that being said.

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Greg Kress, CEO - Shapeways: We are just getting started with this and we wanted to provide for conservative assumptions and what that model looks like and so as we sat out and laid out our predictions, we wanted to provide.

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Greg Kress, CEO - Shapeways: Flexibility, as we learned and brought this to market, but I believe that there's a lot of upside in some of those grove avenues for the business as we find product market fit and in deploying skill that product.

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Jarrett Banks, Editor-at-Large - IPO Edge: Great Alexandra.

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Alexandra Lane - Multimedia Editor - IPO Edge: Yeah, I’ve got a question about another couple questions about pricing and margin differentials.

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Alexandra Lane - Multimedia Editor - IPO Edge: One is like: How does your pricing compared to buying a printer and printing parts at large scale?

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Alexandra Lane - Multimedia Editor - IPO Edge: The advantages, disadvantages there. We've also got a question about you know the price margin differential between manufacturing and software.

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Greg Kress, CEO - Shapeways: Yeah, so I’ll answer the first one first. So if you wanted to bring in an application internally, you would need to one, choose the hardware technology that you were going to commit to for the next say eight to 10 years.

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Greg Kress, CEO - Shapeways: Second, you need to also align yourself with the material model that you'd want to go in.

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Greg Kress, CEO - Shapeways: And use and so that really reduces a lot of your flexibility in the future and you'd have to make a pretty sizable commitment to that strategy, the second thing is deploying additive manufacturing is not easy, it requires a tremendous amount of know-how, skill set.

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Greg Kress, CEO - Shapeways: Labor to understand how to go and deploy the technology, once you actually made that made that commitment.

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Greg Kress, CEO - Shapeways: You also have a huge capex expense and so you have to go and outlay a tremendous amount of capex on behalf of.

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Greg Kress, CEO - Shapeways: This initiative, and then the last piece is for you to get a strong ROI you really need a very dense build a very high mix of parts and volume.

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Greg Kress, CEO - Shapeways: And what you find in most applications is that particularly with one part, and you can fill that whole manufacturing build with one part what you'll find is you'll never be able to get the levels of.

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Greg Kress, CEO - Shapeways: Density, that you would have with a service like Shapeways where we're aggregating very diverse parts across very diverse customers into one manufacturing build and allows for higher levels of revenue are per a millimeter basis.

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Greg Kress, CEO - Shapeways: For an individual build, and so what Shapeways positions ourselves is similar to like AWS of the 3D printing industry where AWS shifted servers out of an office and into the cloud.

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Greg Kress, CEO - Shapeways: Shapeways is doing the same thing for additive, and so we can provide you finished part production in days, no upfront investment so it's this idea of shifting capex to opex.

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Greg Kress, CEO - Shapeways: No big minimum order quantities things like that you then have a lot of flexibility, you can switch between technologies, materials, finishes based off of what your customers need over time, rather than that big commitment up front.

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Greg Kress, CEO - Shapeways: You also get all of our know-how of scalable high quality manufacturing out of the box and that's something that we would take a tremendous amount of time and effort to achieve.

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Greg Kress, CEO - Shapeways: And then, lastly, you know, this is a very sustainable, green manufacturing process which enables you.

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Greg Kress, CEO - Shapeways: To get you know ultimately lean into some sustainability goals that you may have for your business without making a huge amount of investment in capex.

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Greg Kress, CEO - Shapeways: And taking you on a tremendous amount of risk and so we’re able to achieve all of those things with Shapeways services and so what you really need to be able to do is have.

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Greg Kress, CEO - Shapeways: All of that out of the box and then the last piece, I would add to is you need an operating system to make it all work.

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Greg Kress, CEO - Shapeways: And that's what Shapeways software really is, and so, if a customer inside Shapeways does eventually choose to graduate and bring this production in house Shapeways also has the ability to go and help them do that through our software.

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Greg Kress, CEO - Shapeways: So I see a lot of synergies between the way we think about manufacturing, the way we think about software and how those two support each other to make each one of them better.

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Alexandra Lane - Multimedia Editor - IPO Edge: That's great yeah.

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Jarrett Banks, Editor-at-Large - IPO Edge: Okay here's another one. Are your revenue forecast tied to specific contracts, at least in the next couple of years.

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Greg Kress, CEO - Shapeways: Yeah, so we're an on-demand business we do, we do have contracts with some of our larger customers, for you know.

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Greg Kress, CEO - Shapeways: Manufacturing services, but there are, but this is more of an on-demand business and so you'll see less of.

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Greg Kress, CEO - Shapeways: The SAAS model now that's one thing that our software platform can go and help us with it'll provide more.

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Greg Kress, CEO - Shapeways: More basically SAAS revenue associated with our business model and balance it out slightly over time, but as of right now, we do have some contracts with our largest customers.

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Greg Kress, CEO - Shapeways: But with that being said, this is more of an on-demand, business and that's part of our value proposition, and so you don't have.

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Greg Kress, CEO - Shapeways: Necessarily contracts that you rely on but we rely on the cohort model that's underpinning to our core business and so when we look at that.

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Greg Kress, CEO - Shapeways: We have years and years of history with our customer base, we know how they what those volumes look like and that diverse set of customers that sits in those cohorts.

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Greg Kress, CEO - Shapeways: Provides a very reliable level of expectations and assumptions of what our revenue could look like moving forward and so those are the things that we rely on more than anything.

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Jarrett Banks, Editor-at-Large - IPO Edge: That's great. Do you face competition from big CAP companies or are they mostly smaller startups and do you see the big guys wanting to acquire businesses like yours, over time, rather than build them?

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Greg Kress, CEO - Shapeways: Yeah, so the great question, the largest competitor that Shapeways has in the space today is small and midsize manufacturers, these are some there are millions of them out there today, and they are very localized.

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Greg Kress, CEO - Shapeways: They have a very tight relationships with their customer base and that's why Shapeways also sees a way to go and work with them to go and enable them to offer more services to their customers right through our software platform.

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Greg Kress, CEO - Shapeways: With that being said, they are you know they have a it's a huge in a very, very tight salesforce that they have with their customer base, and so we have a way to support them in a different way.

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Greg Kress, CEO - Shapeways: They are by far the biggest competitor in the space just from a you know, a breadth standpoint.

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Greg Kress, CEO - Shapeways: The second piece of your question from an acquisition standpoint, you would always expect that I fully expect large companies to think about additive and get very.

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Greg Kress, CEO - Shapeways: Interested in what our capabilities are what are what we can do to help them so with that being said, you know right now we're very focused on our business growing our business and creating a great business and we'll see where that takes us over time.

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Jarrett Banks, Editor-at-Large - IPO Edge: Okay, great I think we're almost out of time, but maybe one last question here is there an ample pool of potential talent to hire, particularly on the software and engineering side?

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Greg Kress, CEO - Shapeways: Yeah, we've been hiring a ton and we've seen no challenges, so far, so we see a lot of opportunity.

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Greg Kress, CEO - Shapeways: One I think Shapeways is doing, really, really innovative stuff and we are disrupting the larger, more broader manufacturing market.

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Greg Kress, CEO - Shapeways: There's a lot of purpose behind our company, and I think that allows us to compete in a lot of different ways, and so there is.

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Greg Kress, CEO - Shapeways: This enables us to attract very, very high talented individuals to come in and join Shapeways and so so far, so good, we feel really, really good about it, I encourage anyone interested to apply Shapeways.com.

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Jarrett Banks, Editor-at-Large - IPO Edge: That's great many thanks to Greg Kress the CEO of ship, of Shapeways for being here today, we want to flash.

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Jarrett Banks, Editor-at-Large - IPO Edge: Just the screen on how to vote one last time again the virtual meeting is on Tuesday September 28th at 10am you've got the information there if you do own shares.

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Jarrett Banks, Editor-at-Large - IPO Edge: You can vote on this merger and thanks to grant again Greg for your time, and thank you to my colleague Alexandra and to the viewers today we'll see you all next time.

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Greg Kress, CEO - Shapeways: Thank you very much for having me.

About Shapeways

Shapeways is a leader in the large and fast-growing digital manufacturing industry combining high quality, flexible on-demand manufacturing powered by purpose-built proprietary software which enables customers to rapidly transform digital designs into physical products, globally. Shapeways makes industrial-grade additive manufacturing accessible by fully digitizing the end-to-end manufacturing process, and by providing a broad range of solutions utilizing 11 additive manufacturing technologies and more than 90 materials and finishes, with the ability to easily scale new innovation. Shapeways has delivered over 21 million parts to 1 million customers in over 160 countries.

About Galileo

Galileo Acquisition Corp. (“Galileo”) raised $138 million in October 2019 and its securities are listed on the New York Stock Exchange under the ticker symbols “GLEO.U,” “GLEO” and “GLEO.WS.” Galileo is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, or other similar business combination with one or more businesses or entities. Galileo is led by a serial SPAC sponsor team that has successfully completed four business combinations prior to the business combination with Shapeways. Its team is composed by seasoned dealmakers with diverse nationalities, M&A, principal investing and public company operating experience in both the North American and Western European markets.

Special Note Regarding Forward-Looking Statements

Certain statements included in this Transcript are not historical facts and are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this Transcript, regarding Galileo’s ability to consummate the transaction, the combined company’s strategy, future operations, and prospects are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Transcript, and on the current expectations of the respective management of Shapeways and Galileo and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Shapeways and Galileo. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the approval of the stockholders of Galileo or Shapeways is not obtained; failure to realize the anticipated benefits of the proposed transaction; the risk that Shapeways has a history of losses and may not achieve or maintain profitability in the future; the risk that Shapeways faces significant competition and expects to face increasing competition in many aspects of its business, which could cause our operating results to suffer; the risk that the digital manufacturing industry is a relatively new and emerging market and it is uncertain whether it will gain widespread acceptance; the risk that if Shapeways’ new and existing solutions and software do not achieve sufficient market acceptance; the amount of redemption requests made by Galileo’s stockholders; , and those factors discussed in Galileo’s registration statement on Form S-4 (as amended, the “Registration Statement”), under the heading “Risk Factors,” and other documents Galileo has filed, or will file, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Galileo nor Shapeways presently know, or that Galileo nor Shapeways currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Galileo’s and Shapeways’ expectations, plans, or forecasts of future events and views as of the date of this Transcript. Galileo and Shapeways anticipate that subsequent events and developments will cause Galileo’s and Shapeways’ assessments to change. However, while Galileo and Shapeways may elect to update these forward-looking statements at some point in the future, Galileo and Shapeways specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Galileo’s and Shapeways’ assessments of any date subsequent to the date of this Transcript. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This Transcript relates to a proposed business combination between Galileo and Shapeways. More information about the business combination can be found in the Registration Statement, which includes a joint proxy statement/consent solicitation/prospectus and in Galileo’s Current Report on Form 8-K filed with the SEC on April 30, 2021. Although the parties currently intend to consummate the proposed business combination shortly after obtaining the requisite vote at the extraordinary general meeting of Galileo’s shareholders, pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of April 28, 2021, by and among Galileo, Shapeways, and the parties thereto, and Galileo’s Amended and Restated Memorandum and Articles of Association, the “outside date” to consummate the proposed business combination is October 22, 2021. Additional information about Galileo and about the proposed business combination with Shapeways can also be found in Galileo’s other filings with the SEC, copies of which are available free of charge at SEC.gov.

INVESTORS AND SECURITY HOLDERS OF GALILEO ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4/A, WHICH WAS ORIGINALLY FILED WITH THE SEC ON JUNE 9, 2021 AND DECLARED EFFECTIVE BY THE SEC ON SEPTEMBER 7, 2021, AND INCLUDES THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH GALILEO'S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTION BECAUSE THE JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS WILL BE MAILED TO SHAREHOLDERS OF GALILEO AS OF AUGUST 2, 2021 (THE RECORD DATE) FOR VOTING ON THE PROPOSED TRANSACTION.

Shareholders will also be able to obtain copies of the Registration Statement, including the joint proxy statement/consent solicitation/prospectus and any other documents filed by Galileo with the SEC, free of charge at the SEC's website (www.sec.gov).

Participants in the Solicitation

Galileo and Shapeways and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Galileo ordinary shares in respect of the proposed business combination. Galileo shareholders and other interested persons may obtain more detailed information regarding the names and interests in the proposed transaction of Galileo's and Shapeways’ directors and officers in Galileo’s filings with the SEC, including the Registration Statement which includes the joint proxy statement/ consent solicitation / prospectus of Galileo for the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact Information

Investor Relations
investors@shapeways.com

Media Relations
press@shapeways.com

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